Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September 30, 2022. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the nine months ended September 30, 2022.

(Skr millions)
Senior debt:
Long-term	106,472
Short-term	236,535
Total senior debt (1), (2)	343,007

Subordinated debt:
Long-term	-
Short-term	-
Total subordinated debt (1)	-

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	-119
Retained earnings	17,208

Total	21,079

Total capitalization	364,086

(1)	At September 30, 2022, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2022.

(2)	Unguaranteed and unsecured.

(3)	In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since September 30, 2022.